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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

   Sandler Investment Partners, L.P.
--------------------------------------------------------------------------------
   (Last, First Middle)

   767 Fifth Avenue, 45th Floor
--------------------------------------------------------------------------------
   (Street)

   New York, New York  10153
--------------------------------------------------------------------------------
   (City, State  Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   May 10, 2000
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

   Computer Outsourcing Services, Inc. (COSI)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
(1)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                          ================================================================================
                                        Table II -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------

                                                              3. Title and Amount of Securities
                                                                 Underlying Derivative Security
                                   2. Date Exercisable           (Instr. 4)
                                      and Expiration Date     ---------------------------------
                                      (Month/Day/Year)                                    Amount
                                   ----------------------                                 or
                                   Date       Expira-                                     Number
1. Title of Derivative             Exer-      tion                                        of
   Security (Instr. 4)             cisable    Date            Title                       Shares
-------------------------          -------------------------------------------------------------------------------
(1) Series A Convertible
    Preferred Stock                Immed.      May 10, 2007    Common Stock                  781,639
------------------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase
    Warrants                       Immed.      May 10, 2007    Common Stock                1,257,523.2
------------------------------------------------------------------------------------------------------------------
(3) Option to Buy Common
    Stock                          Immed.      May 10, 2007    Common Stock                  372,500
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

                          --------------------------------------------------------------------------------
                                        Table II (cont.) -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------
                                                             5. Owner-
                                                                ship
                                                                Form of
                                                                Derivative
                                         4. Conver-             Security:
                                            sion or             Direct           6. Nature of
                                            Exercise            (D) or              Indirect
                                            Price of            Indirect            Beneficial
1. Title of Derivative                      Derivative          (I)                 Ownership
   Security (Instr. 4)                      Security            (Instr.5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------
(1) Series A Convertible
    Preferred Stock                          $38.125                 I              Sandler   Investment
                                                                                    Partners,   L.P.  is
                                                                                    the General  Partner
                                                                                    of  Sandler  Capital
                                                                                    Partners   V,  L.P.,
                                                                                    Sandler     Internet
                                                                                    Partners,  L.P.  and
                                                                                    Sandler Co-Investment
                                                                                    Partners, L.P. which
                                                                                    directly beneficially
                                                                                    own the Series A
                                                                                    Convertible Preferred
                                                                                    Stock

--------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase
    Warrants                                 $ 0.01                  I              Sandler   Investment
                                                                                    Partners,   L.P.  is
                                                                                    the General  Partner
                                                                                    of  Sandler  Capital
                                                                                    Partners   V,  L.P.,
                                                                                    Sandler     Internet
                                                                                    Partners,  L.P.  and
                                                                                    Sandler Co-Investment
                                                                                    Partners, L.P. which
                                                                                    directly beneficially
                                                                                    own the Common Stock
                                                                                    Purchase Warrants
--------------------------------------------------------------------------------------------------------
(3) Option to Buy Common
    Stock                                    $25.00                  I              Sandler   Investment
                                                                                    Partners,   L.P.  is
                                                                                    the General  Partner
                                                                                    of  Sandler  Capital
                                                                                    Partners   V,  L.P.,
                                                                                    Sandler     Internet
                                                                                    Partners,  L.P.  and
                                                                                    Sandler Co-Investment
                                                                                    Partners, L.P. which
                                                                                    directly beneficially
                                                                                    own the Option to Buy
                                                                                    Common Stock
--------------------------------------------------------------------------------------------------------

========================================================================================================

Explanation of Responses:


Sandler Investment Partners, L.P


     By: Sandler Capital Management,
         a general partner

     By: MJDM Corp.,
         a general partner

By:  /s/ Moira Mitchell
  ---------------------------------
  Name:   Moira Mitchell
  Title:  Vice President




                                                                 5/22/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1473 (7-96)